Exhibit 99.8

NICE Amps Up Voice of the Customer Solution for Deeper Visibility into the Customer Experience

The new release of NICE Fizzback places greater control in users’ hands while delivering broader, more dynamic analytics capabilities

Ra’anana, Israel, September 30, 2015 – NICE Systems (NASDAQ: NICE) today released the latest version of NICE Fizzback, which enables greater customization, flexibility, and ease of use to improve organizations’ responsiveness to customer feedback.

The real-time Fizzback solution helps companies drive action based on Voice of the Customer (VoC) insights, and, when combined with predictive analytics, can also shape the customer journey. This new version draws on recommendations from active Fizzback users to provide deeper visibility into the customer experience.

Key features include:
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Self-service capabilities that allow Fizzback users to modify email and SMS surveys and polling schedules – enabling them to continuously test customer responses and giving them the flexibility to synchronize with changing business needs. Users can also create and adjust alerts to highlight customer feedback for specific audiences in the organization according to any set of definable criteria, enabling more employees to understand customer needs within a particular area of service.

•
Advanced real-time analytics to help identify hot topics among customers. Users can spot developing trends that do not necessarily correspond with preset feedback categories, enhancing a company’s responsiveness to customer pain points at their earliest stages.

•
The ability to slice and dice the data in a flexible manner, which can give businesses the opportunity to gather deeper insights from their VoC data. Additionally, they can tap into historical data that goes beyond what is presented on the dashboard.

“Working with our clients through the NICE User Group, we believe the set of features developed for the latest Fizzback release will provide them with great value,” said Miki Migdal, President of the NICE Enterprise Product Group. “This includes placing greater control in the hands of the client, faster changes to the system, and a lower total cost of ownership. It’s part of our ongoing commitment to innovation in our Voice of the Customer solutions, which we see as one of the lynchpins to creating perfect customer experiences.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.